

Mail Stop 7010

May 9, 2008

via U.S. mail and facsimile

Ms. Cathy A. Persin
Chief Financial Officer
Voyager Petroleum, Inc.
123 East Ogden Ave., Suite 102A
Hinsdale, IL 60521

> **RE: Voyager Petroleum, Inc.**
> **Form 10-KSB for the Fiscal Year ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-32737**

Dear Ms. Persin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Segment Reporting

1. We note that you have not provided any segment disclosure. We further note your disclosure on page 3, that your wholly-owned subsidiary, Silicon Film Technologies, has developed electronic film technology which enables a conventional 35mm SLR camera to capture, store, and transfer digital images without any physical modification to the camera. You further disclose on page 17, that you intend to establish yourself in the oil industry and intend to provide services to outside manufacturers and distributors by using your own methods to

process their reclaimed used oil. In light of these disclosures, please tell us how you have determined that you only operate in one reportable segment. Also provide us with the reports regularly reviewed by the Chief Operating Decision Maker (CODM), so we can better understand your determination that you only have one reportable segment.

Consolidated Statement of Operations, page F-4

2. Please tell us the accounting literature that you cited to present option and warrant expense as a non-operating expense rather than as an operating expense.

3. We note you have recorded impairment charges related to intangible assets as a non-operating expense. Please tell us how this presentation is consistent with paragraph 25 of SFAS 144.

4. You have recorded gain on sale of equipment and loss on abandonment of assets as a component of non-operating income (expense). Please tell us how this is consistent with paragraph 45 of SFAS 144.

Notes to Consolidated Financial Statements, page F-8

5. We note your prepaid consulting agreements represent 20% and 35% of your total assets as of December 31, 2007 and December 31, 2006, respectively. In light of this significance, please provide a description of these agreements and disclose the amortization period in a footnote in future filings.

Summary of Significant Accounting Policies, page F-9

6. We note your disclosure on page 18, that you entered into a joint venture agreement with Applied Color Science on September 22, 2006. As such, please include your policy on equity method investments in your significant accounting policies. Also, provide an explanation to us how you recorded this transaction in your financial statements.

Intangible Assets, page F-9

7. Notwithstanding our segment comment above, we note your disclosure on page 4, that you intend to consider other alternatives for Silicon Film Technologies since it no longer fits the Company's long-term business plan. We also note your results of operations discussion on page 20 that the increase in your revenue year over year is from the sale of base oil and automatic transmission fluid, and there is no discussion of revenue related to Silicon Film Technologies. On page 5, you disclose that some of the patents are subject of a licensing agreement where an individual receives a royalty payment of all e-film sales, which, as of December

31, 2007, you have disclosed no royalties have been paid. Also disclosed on page 5, we note that your patents are associated with your electronic film system, which represents 34% of your total assets as of December 31, 2007. In light of the above, please provide us with your impairment analysis related to your patents pursuant to paragraphs 7 through 24 of SFAS 144.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please furnish your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief